November 26, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Re:	Bodhi Tree Biotechnology Inc.
Registration Statement on Form S-1
Submitted October 21, 2024
CIK No. 0002041531

Ladies and Gentlemen:

On behalf of our client, Bodhi Tree Biotechnology Inc. (“Bodhi”), we are writing to submit responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated November 26, 2024, relating to Bodhi’s Registration on Form S-1 filed October 21, 2024.

Bodhi is filing via EDGAR Amendment No. 1 to Registration Statement on Form S-1, which reflects responses to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the responses thereto.

Draft Registration Statement on Form S-1

Cover Page

1.	Please revise the cover page to state the offering price of the securities. See Item 501(b)(3) of Regulation S-K.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on the cover page has been revised to address the Staff’s comment.

2.	Please clarify whether having a market maker file an application with FINRA for your common stock to be eligible for quotation on the Over the Counter Bulletin Board is contingent to the completion of the offering.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on the cover page has been revised to address the Staff’s comment.

Prospectus Summary, page 1

3.	Please expand your disclosure to provide a brief overview of the key aspects of the offering, including details regarding the private placement which was completed on August 29, 2024. See the Instruction to Item 503(a) of Regulation S-K.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 1 has been revised to address the Staff’s comment.

Risk Factors

Risk Factors Related to Our Common Stock, page 11

4.	We note disclosure that your certificate of incorporation will specify that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for most legal actions involving actions brought against you by stockholders. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please revise your risk factors to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 36 has been revised to address the Staff’s comment.

Determination of Offering price, page 19

5.	Please revise this section to include disclosure that describes the various factors considered in determining the initial offering price. For instance, clarify how the fixed price of $0.12 was determined based upon the purchase price per share of your common stock in the Offering which was completed on August 29, 2024. See Item 505(a) of Regulation S-K.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 17 has been revised to address the Staff’s comment.

Description of Business, page 22

6.	We note disclosure elsewhere in your prospectus that you operate in a regulated environment with constantly evolving legal and regulatory frameworks. Please revise your disclosure to detail the effect of any existing or probable governmental regulations on the business. If the Company needs governmental approval of the principal products or services, please also disclose such here. If you require governmental approval and have not yet received said approval, please detail the status of the approval within the process. See Items 101(h)(4)(viii) and (ix), respectively.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 7 has been revised to address the Staff’s comment. Currently, the Company is not subject to any governmental regulations.

7.	You disclose that you are led by a proven and experienced executive management team. Please provide qualifying disclosure on whether your executive management team has any experience managing a public company. If not, please provide this disclosure here and in your risk factors.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 23 has been revised and an appropriate risk factor has been added on pate 40 to address the Staff’s comment.

8.	You state on page 37 that none of the selling shareholders nor any of their respective affiliates have held a position or office, or had any other material relationship, with you or any of your predecessors or affiliates. If you have either predecessors or affiliates, please revise this section to detail the corporate history of the Company.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 37 has been revised to address the Staff’s comment.

9.	Please expand your disclosure regarding how your business functions. For example, you provide you have zero full time employees. Please detail whether you contract out to design vegetarian recipes, and how the process of ordering functions for consumers. Detail whether your customer base is primarily individuals, restaurants, other businesses, or a combination. Additionally, please detail whether this is a subscription-based business, or whether customers are expected to purchase individual menus or recipes. If you are focused on a geographic region, or a particular demographic of customers, please describe such here. If you have not yet determined a particular subscription process or intended business model, please provide so here, and revise your risk factors accordingly. Refer to Item 101(h) of Regulation S-K.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 22 has been revised to address the Staff’s comment.

Our Development Plan, page 24

10.	Please revise this section to more clearly identify your current principal business and operations versus your intended future operations. Your disclosure should clearly state the current status of your principal products and services, the steps and costs necessary to introduce each product to market and your anticipated timeline. Refer to Item 101(h) of Regulation S-K.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 22 has been revised to address the Staff’s comment.

Intellectual Property, page 25

11.	We note you are in the process of applying for your trademarks in the United States. Please revise your disclosure to detail any updates to the application process and to state the expected duration of any trademarks once received. Refer to Item 101(h)(4)(vii) of Regulation S-K.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 23 has been revised to address the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity, Capital Resources and Going Concern, page 28

12.	Please expand your disclosure detailing the Company’s ability to generate and obtain adequate amounts of cash to meet its requirements and its plans for cash in both the short-term and long-term. Additionally, detail the Company’s material cash requirements and any material trends, favorable or unfavorable in the Company’s capital resources. See Item 303 of Regulation S-K.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 27 has been revised to address the Staff’s comment.

Selling Stockholders, page 37

13.	You provide that none of the selling shareholders nor any of their respective affiliates have held a position or office, or had any other material relationship with you or any of your predecessors or affiliates. However, it appears Mr. Jonathan Ginsberg is currently a Director of the Company. Please revise or advise.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 37 has been revised to address the Staff’s comment.

Plan of Distribution, page 39

14.	We note your disclosure that you hope to have a market maker file an application with FINRA for your common stock to be eligible for trading on the Over the Counter Bulletin Board. Please revise here and throughout to clarify that the OTC Bulletin Board is a quotation service, not an issuer listing service, market or exchange, and that a market maker, not the company, must file an application to have the company’s common stock quoted on the OTC Bulletin Board. Discuss the likelihood that the company will be successful in securing a market maker to do so.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on the cover page and pages 10 and 17 have been revised to address the Staff’s comment.

15.	Please provide if the Company has determined to use reasonable efforts to keep the registration statement effective for sufficient time for the identified shareholders to sell.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 40 has been revised to address the Staff’s comment.

16.	We note your disclosure that your selling securityholders may sell their securities using any method permitted under applicable law. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 40 has been revised to address the Staff’s comment.

General

17.	We note from your biographies at page 29 that certain of your executives appear to potentially be located in China. If so, please revise your prospectus to include a section regarding the enforceability of civil liabilities and a related risk factor. In addition to discussing the limitations on investors’ ability to effect service of process and enforce civil liabilities in China as well as the lack of reciprocity and treaties, please also address the associated costs and time constraints.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on pages 9 and 42 have been revised to address the Staff’s comment.

18.	Please provide us with an analysis of your basis for determining that it is appropriate to characterize this transaction as a secondary offering, rather than an indirect primary offering, under Securities Act Rule 415(a)(1)(i). For guidance, please see Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.

Response: We acknowledge the Staff’s comment and advise the Staff that this transaction is a primary offering. The risk factor on page 10 was removed.

* * * * * * *

If you have any questions, please feel free to contact me at (312) 662-2913. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Cassi Olson
Cassi Olson

4